NO ACT

PE
11-22-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


10013797


DEC 22 2010
Washington, DC 20549

December 22, 2010

Michael P. Rogan
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, DC 20005-2111

Act: 1934
Section:
Rule: 14a-8
Public Availability: 12-22-10

Re: Aflac Incorporated
Incoming letter dated November 22, 2010

Dear Mr. Rogan:

This is in response to your letter dated November 22, 2010 concerning the shareholder proposal submitted to Aflac by Lawrence L. Bryan and Norman W. Davis. We also have received a letter from the Norman W. Davis dated November 30, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Norman W. Davis

*** FISMA & OMB Memorandum M-07-16 ***

Lawrence L. Bryan

*** FISMA & OMB Memorandum M-07-16 ***

December 22, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Aflac Incorporated
Incoming letter dated November 2, 2010

The proposal requests "that the employees and retirees of the company be allowed an active vote in the provision of their prescription drug benefits, with a report of the per prescription expense of a community based prescription drug benefit compared with the per prescription expense of a mail order program including, but not limited to, administrative costs, rebates, etc. to be provided by the Board based on actual recent experience of the company occurring during the same time period for generic, branded, and combined total prescriptions."

There appears to be some basis for your view that Aflac may exclude the proposal under rule 14a-8(i)(7), as relating to Aflac's ordinary business operations. In this regard, we note that the proposal relates to the terms of Aflac's employee benefit plan. Proposals concerning the terms of general employee benefit plans are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Aflac omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Aflac relies.

Sincerely,

Eric Envall
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Norman W. Davis

*** FISMA & OMB Memorandum M-07-16 ***

November 30, 2010

Securities Exchange Act of 1934
Rule 14a-8

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F St. N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Norman W. Davis to AFLAC INC., AT&T INC., SOUTHERN COMPANY, SYNOVUS, TOTAL SYSTEMS

Dear Sir or Madam:

I am an Independent Retail Pharmacist, business owner, employer, taxpayer, customer, consumer, and shareholder of several publicly traded companies. As a shareholder I am entitled to submit proposals when the subject matter is sufficient to warrant action of the board of directors and vote of shareholders of company stock. These companies are all publicly traded and are active in the community in which I live and work. There are several of which I am not only a customer, but also a consumer. In their respective markets, there is much less competition than there is in mine. I strongly believe in the Free Market which is supposed to be representative of American business, but in retail pharmacy there is anything but a "free" market. I have no problem with competing for business, I have done so for the 36 years that I have owned my own business. Upon graduation from pharmacy school, I was administered the Hippocratic Oath, something that I take very seriously. Providing the prescription needs of our patients involves a trust relationship in order to be effective, especially concerning drug interactions and compliance which can increase the cost of healthcare considerably.

I appreciate the opportunity afforded to respond to intention to omit proposals and do so collectively with the intent to avoid redundancy and not waste the time of the Commission. There are several issues raised:

1. The shareholder proposal contains a declarative statement of fact of ownership of the required number of shares with the effective date of receipt by the company. Upon request of the company, an affirmation was provided by my professional brokers, in good faith, which confirmed my claim of ownership. This statement was accepted, without question, by at least two of those named. Additional, more specific information of ownership is enclosed (EXHIBIT A & B). It is puzzling to me that there is a question of ownership of shares when all named companies

have mailed their annual reports to my name and at my address, some for a number of years.

2. THE PROPOSALS MAY BE OMITTED UNDER RULE 14a-8 AS RELATING TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF THE COMPANY

This is an interesting argument as well. Anyone who has ever read an annual report has certainly been exposed to much more "conduct of the ordinary business operations of the company", especially executive and board compensation as well as the balance sheet of the company. My request is merely to ensure that the board of directors have performed due diligence in the determination of the reported savings from the actions which they have required of their employees and retirees pertaining to prescription drug benefits. Adding ALL the costs associated with mail-order prescriptions and comparing it with the expense of those prescriptions filled in the community on a per prescription basis hardly interferes with the ordinary business operations of the company. Additionally, I would hope that before entrusting 25% to 40% of budget to those who would represent them with their prescription drug benefit there would also be due diligence performed to see if there is any ongoing litigation involving said representative and, if so, what is the nature of the litigation. (EXHIBIT C)

3. THE PROPOSAL MY BE OMITTED UNDER RULE 14a-8 BECAUSE IT IS DESIGNED TO FURTHER A PERSONAL INTEREST

The argument here is that there would "result in a benefit to the proponent that is not shared by the other shareholders at large". The goal of this proposal is to have the employee or retiree, many of whom, are shareholders have an active voice in their prescription drug benefit. We have long term trust relationships with many of our patients, some who have had involvement with our management team for 50 years. I have heard their voices, their concerns, which is something that the Company cannot state. Trust is vital in healthcare and it is hard to have a trust relationship with someone who is nameless and can't be seen. I have contracts with the prescription drug representatives of these companies, as do my fellow independent pharmacists. This can also be stated for the retail drug chains, deep discounters, and grocery pharmacies which are also affected. Competition is certainly not being encouraged. I might assume that the patients that have been forced to leave my care would return, but there is no guarantee, even though many have stated their desire to do so. I do have a personal interest in having the ability to compete. I would never presume that I could affect the ordinary business operations of the company. As a shareholder, I would hope that the board of directors of any company whose stock that I might own would be reasonable, prudent and cost efficient in all their operations and would welcome any information which might help them achieve those objectives. I also have a personal interest that the companies whose shares I hold would be fair in the provision of prescription drug benefits, that they be responsible neighbors and members of the community with the realization that communities are only as good as those who inhabit them. If a community prospers, all prosper. If businesses do well, employees are hired and maintained, products and services purchased, taxes are paid which provide for provision of government and public services, etc. All I ask for is fairness as I serve my patients.

I do appreciate the opportunity to respond. I am not an attorney, I realize that this might contain errors or not be properly submitted. I ask for understanding in these regards. If there are questions or anything missing that might be required, please contact me and I will address it as quickly as possible.

Sincerely,



Norman W. Davis

Enclosures

cc: The Honorable Richard Shelby, Senator (Ala.)
The Honorable Jeff Sessions, Senator (Ala.)
The Honorable Mike Rogers, Representative (Ala.)
The Honorable Robert Aderholt, Representative (Ala.)
Stephanie Caden, Chief Counsel Attorney, IRS
David Balto, Attorney at Law
Anne Cassity, National Community Pharmacists Association
Mike James, American Community Pharmacy Congressional Network
Jud Stanford, Attorney at Law
Joey M, Loudermilk, AFLAC INC.
Nancy H. Justice, AT&T
Melissa K. Caen, Southern Company
Alana Griffin, Synovus
Cathy Moates, Total Systems

Norman W. Davis, *** FISMA & OMB Memorandum M-07-16 *** holder of shares of Common Stock, proposes to submit the following resolution at the 2011 Annual Meeting of Stockholders: "Whereas: Small business in the United States of America provides 80% of all jobs in this country, and since Independent Retail Pharmacies are certainly small businesses, and a vital part of their communities as medical providers, employers, as well as consumers, with valid contracts to service the prescription needs of the employees and retirees of this company, enjoying a high degree of trust and accessibility within the medical community with providers and patients as well as being consumers of this company's product. Since medication therapy is an integral part of a patient's wellbeing and since freedom to choose their pharmacy is so inherently American and since healthcare management is something so personal that each should be able to exercise their voice and have an active, not passive, role in the provision of that care. There is a symbiotic relationship within a community which strengthens the individual member as well as the group as a whole.

"RESOLVED: Shareholders request that the employees and retirees of the company be allowed an active vote in the provision of their prescription drug benefits, with a report of the per prescription expense of a community based prescription drug benefit compared with the per prescription expense of a mail order program including, but not limited to, administrative costs, rebates, etc. to be provided by the Board based on actual recent experience of the company occurring during the same time period for generic, branded, and combined total prescriptions."

Example

Wells Fargo Advisors, LLC
700 Brookstone Centre Parkway, Suite 100
Columbus, GA 31904

Tel 706-322-6751
Fax 706-322-9954
800-929-0905


WELLS
FARGO

October 25, 2010

Mr. Norman Davis

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Davis:

This letter is in response to your request for verification of ownership of 265 shares of AT&T Inc. (symbol T) held in your brokerage account with us.
Our records show that you are currently holding 265 shares of AT&T Inc., and have held all shares since 10/01/2008.

Sincerely,

Janice Hutson
Branch Manager

EXHIBIT A


WELLS
FARGO
ADVISORS

Wells Fargo Advisors, LLC
Private Client Group
MAC A3254-010
700 Brookstone Centre Parkway
Suite 100
Columbus, GA 31904
Tel: 706-322-6751
Fax: 706-322-9954
Toll Free: 800-929-0905

November 30, 2010

Mr. Norman W. Davis

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Davis:

This letter is in response to your request for information concerning your position in AT&T Inc. Our records indicate that you currently have a total of 265 shares in AT&T Inc. All 265 shares were purchased on 10/01/2008. All shares have been consecutively held through October 15, 2010.

Sincerely,



Janice Hutson
Branch Manager

EXHIBIT A1


Together we'll go far


WELLS FARGO
ADVISORS

Wells Fargo Advisors, LLC
Private Client Group
MAC A3254-010
700 Brookstone Centre Parkway
Suite 100
Columbus, GA 31904
Tel: 706-322-6751
Fax: 706-322-9954
Toll Free: 800-929-0905

November 30, 2010

Mr. Norman W. Davis

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Davis:

This letter is in response to your request for information concerning your position in AFLAC Inc. Our records indicate that you currently have a total of 800 shares in AFLAC Inc. The first 300 shares were purchased on 01/22/2009. The second 500 share lot was purchased on 03/04/2009. All shares have been consecutively held through October 15, 2010.

Sincerely,



Janice Hutson
Branch Manager

EXHIBIT B


Together we'll go far

Ongoing Federal and State Litigation Regarding Pharmacy Benefit Managers

David A. Balto

Updated October 2009

I. U.S. Department of Justice -- "Whistleblower" Lawsuits

***United States v. Merck & Co., Inc., et. al* (Also cited as *United States of America v. Merck-Medco Managed Care L.L.C., et al.*) (E.D. Pa.)**

In these whistleblower lawsuits, complaints were filed under the federal False Claims Act and state False Claims Acts against Medco Health Solutions, Inc. ("Medco"). The cases alleged that Merck and Medco systematically defrauded government-funded health insurance programs by accepting kickbacks in exchange for referring patients to certain products, secretly accepting rebates from drug manufacturers in exchange for increasing product market share, secretly increasing long-term drug costs, and failing to comply with state-mandated quality of care standards. This manner in which this was done included: (1) inducing physicians to switch patient medications (drug interchange) by providing misleading, false or incomplete information that subverted patient care to profit motives; (2) secretly increasing the cost of drugs provided to beneficiaries by knowingly interchanging patients' medications to prevent them from taking advantage of soon to be released available generic drugs; and, (3) violating basic state requirements governing pharmacist supervision of prescription drug fulfillment processes. Through such conduct the United States alleged that Merck and Medco violated their contracts with government-funded health insurance programs.

On April 26, 2004, the United States, 20 state attorneys general, and the defendants agreed to a settlement of claims for injunctive relief and unfair trade practice laws.[1] A separate consent order was filed by the states to cover the injunctive and monetary claims. Medco paid $20 million to the states in damages, $6.6 million to the states in fees and costs, and about $2.5 million in restitution to patients who incurred expenses related to drug switching between a set of cholesterol controlling drugs. The consent order filed in the federal district court of the Eastern District of Pennsylvania excluded claims for damages, penalties, or restitution under federal statutes and common law.

The settlement prohibits Medco from soliciting drug switches when:

- The net drug cost of the proposed drug exceeds the cost of the prescribed drug;
- The prescribed drug has a generic equivalent and the proposed drug does not;
- The switch is made to avoid competition from generic drugs; or
- The switch is made more often than once in two years within a therapeutic class of drugs for any patient.

The settlement requires Medco to:

---

[1] The United States and the following state Attorneys General joined in the settlement: Arizona, California, Connecticut, Delaware, Florida, Illinois, Iowa, Louisiana, Maine, Maryland, Massachusetts, Nevada, New York, North Carolina, Oregon, Pennsylvania, Texas, Vermont, Virginia, and Washington.

EXHIBIT C

- Disclose to prescribers and patients the minimum or actual cost savings for health plans and the difference in co-payments made by patients;
- Disclose to prescribers and patients Medco's financial incentives for certain drug switches;
- Disclose to prescribers material differences in side effects between prescribed drugs and proposed drugs;
- Reimburse patients for out-of-pocket costs for drug switch-related health care costs and notify patients and prescribers that such reimbursement is available;
- Obtain express, verifiable authorization from the prescriber for all drug switches;
- Inform patients that they may decline the drug switch and receive the initially prescribed drug;
- Monitor the effects of drug switches on the health of patients; and
- Adopt the American Pharmacists Association code of ethics and principles of practice for pharmaceutical care for employees at its mail order and call center pharmacies.

On October 23, 2006 a final settlement in this case was reached with Medco agreeing to pay $155 million. As part of the settlement agreement, Medco and the government entered into a consent decree that includes prohibitions on drug switches resulting in the dispensing of more expensive drugs or drugs without generic substitutes.

The consent decree requires Medco to:

- Disclose to prescribing physicians any material safety and efficacy differences between the switched drugs.
- Disclose to both prescribing physicians and patients the fact that it receives payments from pharmaceutical manufacturers for drug switching that do not inure to the benefit of the health plan.
- Disclose in its communications with patients and physicians the role of its Pharmacy and Therapeutics Committee in initiating, reviewing, approving or endorsing the drug switch.
- Provide a periodic accounting of payments to health plans that have contracted to receive from Medco any manufacturer payments (*e.g.*, rebates or market share incentives paid by manufacturers).
- Disclose to existing or prospective health plan clients, in advance of executing an agreement with the health plan, the fact that Medco will solicit and receive manufacturer payments and may or may not pass such payments through to the plans.

As part of the settlement, Medco and the Department of Health and Human Services Office of Inspector General entered into a Corporate Integrity Agreement (CIA) as a condition of Medco's continued participation in government health programs. The CIA will last for a period of five years, and requires that agreements under which Medco receives payments from manufacturers (*e.g.*, rebates and market share incentives) be in writing and meet certain conditions.

United States of America, et al. v. AdvancePCS, Inc. (Case No. 02-cv-09236)(E.D. Pa.)

In this whistleblower lawsuit, like the ones described above, the complaint was filed under the federal False Claims Act. The complaints, the first of which was filed in 2002 on behalf of the United States against AdvancePCS, Inc, acquired by Caremark Rx Inc. in 2004, allege the PBM knowingly solicited and received kickbacks from pharmaceutical manufacturers. These kickbacks were allegedly paid in exchange for favorable treatment of the manufacturers' products under contracts with government programs, including the Federal Employees Health Benefit Program, the Mailhandlers Health Benefit Program and Medicare + Choice programs. The lawsuit also alleges that improper kickbacks were paid by AdvancePCS to existing and potential customers as an inducement to their signing contracts with the PBM, and that excess fees paid to AdvancePCS in connection with fee-for-service arrangements resulted in the submission of false claims. The government also incorporated in the Settlement Agreement allegations involving flat fee rebates which were allegedly received for inclusion of certain heavily utilized drugs.

On September 8, 2005, AdvancePCS, Inc. agreed to a $137.5 million settlement and a five-year injunction. This settlement imposes obligations which are designed to promote transparency and restrict drug interchange programs.

The settlement requires AdvancePCS to:

- Disclose in new or amended contracts with Client Plans, descriptions of the products and services provided and amounts paid;
- Use the same national data source for pricing to Client Plans and reimbursement to the dispensing pharmacy;
- Provide Client Plans access to information reasonably necessary to audit contract compliance;
- Disclose to each client with an existing or proposed contract that it receives Manufacturer Payments that may or may not be passes through to the Client Plans;
- Disclose to each client with an existing or proposed contract that it will provide quarterly and annual reports detailing the net revenue from sales of prescription drugs to clients and manufacturer payments for the reporting period as a percentage of the net revenue within a range of three percentage points;
- Ensure that contracts with pharmaceutical manufacturers describe all discounts, rebates, administrative fees, fees for service, data utilization fees or any other payments paid to or received by either party;
- Reimburse plan participants for costs related to drug switches up to $200;

AdvancePCS has also entered into a five-year Corporate Integrity Agreement, which includes the requirements of training, policies, a confidential disclosure program, and certain hiring restrictions. Additionally, AdvancePCS is required to develop procedures to ensure that any payments between them and pharmaceutical manufacturers, clients and others do not violate the Anti-Kickback Statute of Stark Law. AdvancePCS must hire an Independent Review Organization to evaluate the adequacy of these procedures.

United States of America, et al v. Caremark, Inc. (Case No. 99-cv-00914) (W.D. Tex.)

This case, like the above, was filed under the Federal False Claims Act, as well as numerous state False Claims statutes. This action was filed in 1999 by an ex-employee of Caremark on behalf of the US, Arkansas, California, DC, Florida, Hawaii, Illinois, Louisiana, Massachusetts, Nevada, New Hampshire, New Mexico, North Carolina, Tennessee, Texas, Utah and Virginia. The complaint alleges that Caremark submitted reverse false claims to the Government in order to avoid, decrease, or conceal their obligation to pay the US Government under several federal health insurance programs including Medicaid, Indian Health Services, and Veterans Affairs and the Military Treatment Facilities.

The Court granted a motion to unseal the relator's complaint on May 26, 2005. The relator, Janaki Ramadoss, filed an amended complaint to this Court stating that since the unsealing of the complaint, the States of Arkansas, Florida, Lousiana, Tennessee, and Texas have intervened [after the amended complaint California motioned to intervene on May 19, 2006].

Tennessee and Florida have subsequently withdrawn their interventions from the law suit in August 2006 and May 2007, respectively. Case is still current as of December 2008.

II. Other Federal District Court Lawsuits

States Attorneys General v. Caremark, Inc.

On February 14, 2008, 28 states[2], including Washington, DC, issued complaints and consent orders against Caremark and two of its subsidiaries: Caremark, L.L.C. and CaremarkPCS, L.L.C. (formerly AdvancePCS) for their alleged illegal drug switching practices, which violates each of the States' Consumer Protection Acts. The States allege that Caremark engaged in deceptive trade practices by encouraging doctors to switch patients from originally prescribed brand drugs to different brand name prescription drugs. The representation made by Caremark was that the patients and/or health plans would save money. However this drug switch did not adequately inform doctors of the actual effect this switch would have on costs to patients and health plans. Moreover, Caremark did not clearly inform their clients that money Caremark earned from the drug switching process would be retained by Caremark and not passed directly to the client plan. The allegations further state that Caremark restocked and re-shipped previously dispensed drugs that had been returned to Caremark's mail order pharmacies.

[2] Arizona, Arkansas, California, Connecticut, Delaware, District of Columbia, Florida, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan, Mississippi, Missouri, Montana, Nevada, New Mexico, North Carolina, Ohio, Oregon, Pennsylvania, South Carolina, South Dakota, Tennessee, Texas, Vermont, Virginia and Washington.

In conjunction with the complaints, the States each also issued a consent decree/final judgment with Caremark agreeing to a collective settlement of $41 million ($38.5 million to the states and $2.5 million in reimbursement to patients who incurred expenses related to certain switches between cholesterol-controlling drugs).

The settlement requires Caremark to significantly change its business practices, and generally prohibits Caremark from soliciting drug switches when:

- The net cost of the proposed drug exceeds the net cost of the originally prescribed drug;
- The cost to the patient will be greater than the cost of the originally prescribed drug;
- The originally prescribed drug has a generic equivalent and the proposed drug does not;
- The originally prescribed drug's patent is expected to expire within six months; or
- The patient was switched from a similar drug within the last two years.

The settlement requires Caremark to:

- Inform patients and prescribers what effect a drug switch will have on a patient's co-payment;
- Inform prescribers of Caremark's financial incentives for certain drug switches;
- Inform prescribers of material differences in side effects or efficacy between prescribed drugs and proposed drugs;
- Reimburse patients for out-of-pocket expenses for drug switch-related health care costs and notify patients and prescribers that such reimbursement is available;
- Obtain express, verifiable authorization from the prescriber for all drug switches;
- Inform patients that they may decline a drug switch and the conditions for receiving the originally prescribed drug;
- Monitor the effects of drug switches on the health of patients;
- Adopt a certain code of ethics and professional standards;
- Refrain from making any claims of savings for a drug switch to patients or prescribers unless Caremark can substantiate the claim;
- Refrain from restocking and re-shipping returned drugs unless permitted by applicable law; and
- Inform prescribers that visits by Caremark's clinical consultants and promotional materials sent to prescribers are funded by pharmaceutical manufacturers, if that is the case.

Aetna, Inc. v. Express Scripts, Inc. – On December 31, 2007, Aetna filed suit against Express Scripts, Inc. in the United States District Court for the Eastern District of Pennsylvania, Case no. 2:07-cv-05541. Aetna is accusing Express Scripts of harming the health insurer by illegally disrupting agreements Aetna made with Priority Healthcare, a specialty pharmacy company, that Express Scripts later acquired. In 2005 Express Scripts acquired Priority Healthcare, a year after Aetna and Priority entered into a joint special pharmacy venture. Aetna exercised its option to buy out Priority's stake in the venture for $75 million after Express Scripts acquired Priority.

Aetna's complaint surmises that Express Scripts violated agreements forged between Aetna and Priority in their joint venture, and thus Express Scripts has "gained an unfair competitive advantage" that precludes Aetna and its specialty pharmacy business from "prospective advantageous relationships and markets." Now Aetna seeks the return of the $75 million, among other damages and injunctive relief.

Discovery continues as of December 2008; a trial date is set for March 12, 2009.

Southeast Pennsylvania Transportation Authority v. Caremark (Case No. 07-2919, E.D.P.A.) July 2007, SEPTA brought this breach of contract case against its PBM provider, Caremark, to the Eastern District of Pennsylvania. On September 17, 2007, SEPTA filed an Amended complaint, which successfully survived a motion to dismiss in late 2007. SEPTA alleges the following, among other items: Caremark wrongfully created and retained pricing spreads on ingredient costs for prescription drugs dispensed through Caremark's retail pharmacy networks; Caremark wrongfully created and retained a spread on the retail pharmacy dispensing fees; Caremark used an inflated reporting source when setting the AWP and associated price that SEPTA paid for brand-named drugs; Caremark failed to disclose and pass on to SEPTA all rebates and related compensation Caremark received from drug manufacturers; Caremark improperly switched SEPTA members from low cost drugs to higher cost drugs; and Caremark entered into secret agreements with drug manufacturers and retail pharmacies and other third parties and accepted rebates, kickbacks and secret incentives for Caremark's own accounts.

The case is pending and discovery continues as of May 1, 2009.

Local 153 Health Fund v. Express Scripts (In re Express Scripts, Inc. Pharmacy Benefits Management Litigation) **(Case No. 4:05-md-01672-SNL)** – On April 29, 2005 a number of interrelated cases were consolidated in the District Court for the District of Eastern Missouri via an order of the Multi-District Litigation Judicial Panel. The allegations against Express Scripts are the following: the PBM retained undisclosed rebates from manufacturers; Express Scripts enriched itself by creating a differential in dispensing fees, and failed to pass on or disclose discounted drug rates and dispensing fees; Express Scripts enriched itself through manufacturer kickbacks gained by favoring specific drugs and switching drugs; the PBM enriched itself though circumventing "Best Pricing" rules by assisting manufacturers to distort or artificially inflate AWPs; and Express Scripts enriched itself with undisclosed bulk purchase discounts on mail order prescriptions as it failed to pass these discounts onto on Plaintiffs.

On July 26, 2005 Express Scripts moved to dismiss the Plaintiff's Complaint on 2 grounds – 1) lack of subject matter jurisdiction, and 2) failure to state a claim upon which relief can be granted. On February 6, 2008, the Court ruled on this Summary Judgment motion, granting in part and denying in part. Judge Limbaugh denied the motion on the charge of lack of subject matter jurisdiction. However, he granted the motion in respect to a number of claims of relief sought by plaintiffs. Plaintiffs' claims of breach of fiduciary duty under New York Common

Law, deceptive business practices, breach of contract, conversion, breach of the Covenant of Good Faith and Fair Dealing, and unjust enrichment were all dismissed. The Court found that the ERISA preempts each of these claims because they are all based on state and common law.

The litigation proceeds on the Plaintiffs' claim for breach of fiduciary duty under ERISA, which has been adequately pled. The case proceeded to trial per the February 6 order, and is pending as of December 2008.

Pharmaceutical Care Management Association v. Rowe – This lawsuit filed on September 3, 2003, in the U.S. District Court for the District of Maine (Civ. No. 03-153-B-W), seeking declaratory and injunctive relief from LD 554 with regard to the fiduciary obligations and disclosure requirements set forth in this Maine law enacted in 2003.

The Maine statute -- LD 554 -- imposes extensive duties of disclosure from the PBM to the client, including the duty to disclose: (1) any "conflict of interest"; (2) "all financial and utilization information requested by the covered entity relating to the provision of benefits"; and, (3) "all financial terms and arrangements for remuneration of any kind that apply between the [PBM] and any prescription drug manufacturer or labeler, including, without limitation, formulary management and drug-switch programs, educational support, claims processing and pharmacy network fees. . . ." While the Act allows a PBM to substitute a lower-priced generic drug for a therapeutically equivalent higher-priced prescriptive drug, it prohibits the PBM from substituting a higher-priced drug for a lower-priced drug unless the substitution is made "for medical reasons that benefit the covered individual" and the "covered entity". The Act also imposes disclosure and approval obligations on the PBM before any drug interchange. It also requires that benefits of special drug pricing deals negotiated by a PBM be transferred to consumers rather than being collected as profit by a PBM. The Act contains a limited confidentiality provision, as well: if a covered entity requests financial and utilization information, the PBM may designate the information as confidential and the covered entity is required not to disclose the information except as required by law.

In its lawsuit, PCMA alleged violation of the Commerce Clause by having extraterritorial effect and discriminating against out-of-state companies in favor of in-state companies; and, "taking" of property for which just compensation is due under the Fifth and Fourteenth Amendments of the United States Constitution. PCMA also argued that ERISA preempts this state law. On March 9, 2004, a decision by the judge temporarily blocked the implementation by issuing a preliminary injunction of LD 554. On April 13, an order was issued by U.S. District Judge D. Brock Hornby that rejected PCMA's challenge to the Maine statute.

Pharmaceutical Care Management Association appealed and the case went to the U.S. Court of Appeals for the First Circuit (Case No. 05-1606). Trial began on April 26, 2005.

On November 8, 2005 the federal district court granted summary judgment in favor of Maine on all claims. Furthermore, the First Circuit Court of Appeals upheld this decision unanimously blocking the attempted PBM strike down of a Maine statute requiring them to disclose information regarding rebates from pharmaceutical manufacturers.

Pharmaceutical Care Management Association v. the District of Columbia, et al. - On June 29,

2004, the Pharmaceutical Care Management Association (PCMA) filed suit in the U.S. District Court for the District of Columbia (Civil No. 04-cv-01082) seeking an injunction to block enforcement of Title II of the Access Rx Act of 2004.

The D.C. statute requires transparent business practices among PBMs and states that PBMs owe a fiduciary duty to a covered entity. The Act requires that PBMs notify a covered entity of any conflict of interests, and that PBMs pass payments or benefits on in full to a covered entity where the PBM has received from any drug manufacturer or labeler any payment or benefit of any kind in connection with the utilization of prescription drugs by covered individuals, including payments or benefits based on volume of sales or market share. The Act also requires that PBMs, upon request by a covered entity, must provide information showing the quantity of drugs purchased by the covered entity and the net cost to the covered entity for the drugs (including all rebates, discounts, and other similar payments). It requires that PBMs disclose to covered entities all financial terms and arrangements for remuneration of any kind that apply between the PBM and any prescription drug manufacturer or labeler. Finally, the Act sets forth certain provision which must be applied to the dispensation of a substitute prescription drug for a prescribed drug to a covered individual.

In its lawsuit, PCMA argued that Title II is pre-empted by ERISA and the Federal Employees Health Benefits Act in determining who is (and who is not) a fiduciary of an ERISA-covered plan and FEHBA's comprehensive regulation of federal employee plans. Second, PCMA asserted that the law's disclosure requirements effect an unconstitutional taking of PBMs' property by destroying the value of trade secrets. And, finally, in seeking an injunction, PCMA argued that Title II violates the Commerce Clause of the Constitution. AARP filed a motion for leave to file an *amici curiae* brief in support of defendants (*see* Motion for Leave to File a Brief *Amici Curiae*, July 22, 2004).

On December 21, 2004, the Court granted PCMA's motion for interim injunctive relief enjoining the District of Columbia from enforcing Title II of the Act. The court concluded that the plaintiff had demonstrated substantial likelihood that at least part of Title II may be unconstitutional; that aspects of Title II would represent an illegal takings of private property; and, that Title II could have the unintended effect of actually driving the PBM business and its attendant benefits out of the District of Columbia.

Following the ruling to enjoin, the District of Columbia filed an appeal to the Court of Appeals for the D.C. Circuit. On appeal, the District of Columbia argued that the "First Circuit's ruling in *Rowe* precluded the plaintiff [PCMA] from further litigating the validity of Title II under principles of collateral estoppel." The appeals court remanded the case back to the district court on March 27, 2006 for consideration of this issue. The District of Columbia then passed temporary legislation amending the Title II to "conform the District's law to the Maine law to withstand constitutional and other legal challenges." AccessRx Act Clarification Temporary Amendment Act of 2006 ("Amdt."), 53 D.C. Reg. 40 (2006). The amendment took effect on September 19, 2006.

A little under a year later, on March 6, 2007, ~~US District Court for the~~ District of Columbia Judge, Ricardo Urbina, granted the District of Columbia's motion to vacate the preliminary injunction and supplemental motion for summary judgment. This ruling was partly due to the decision in *PCMA v. Rowe*. Urbina's opinion states "[b]ecause the claims in this case are the same claims raised by this plaintiff and submitted for judicial determination in *Rowe*, because the claims were actually and necessarily determined by the First Circuit, and because applying preclusion would not work a basic unfairness on the plaintiff, the plaintiff is collaterally estopped from litigating the validity of Title II of the AccessRx Act before this court." (*See* Memorandum Opinion, March 6, 2007).

In re Pharmaceutical Industry Wholesale Price Litigation – Originally filed in multiple jurisdictions in 2001, this consolidated class action case was initiated on September 6, 2002 in the U.S. District Court for the District of Massachusetts. (MDL No. 1456; Civil Action No. 01-cv-12257-PBS). The consolidated complaint alleges that the forty-two (42) defendant drug manufactures violated RICO and eleven (11) unfair and deceptive trade practices acts, including the Clayton Act, the Sherman Act, antitrust status of 22 states, state consumer protection statutes in 11 states, and civil conspiracy law. Specifically, defendants allegedly engaged in fraudulent conduct by artificially inflating the average wholesale prices ("AWP") for at least 321 identified drugs causing plaintiffs to substantially overpay for those drugs. Plaintiffs allege that defendants used this AWP fraud to increase market share for their drugs covered by MediCare Part B, and to maintain the high price of their brand name drugs outside of MediCare Part B. Plaintiffs claim that they are damaged by this fraudulent conduct since they are frequently required to make either full payment or copayments for a covered drug or a brand name drug and such payments are based on inflated AWPs.
In February 2004, the court issued a ruling that the plaintiffs had set forth sufficient facts to state claims concerning: (1) the alleged RICO enterprises between the drug manufacturer and four PBMs with the common objective of promoting fraudulent AWPs; (2) the alleged price-fixing conspiracy of one prescription card program in violation of antitrust laws; and, (3) RICO claims involving multi-source drugs. The court accepted class plaintiffs arguments which proposed that the drug companies had manipulated the prices of multi-source and generic drugs, claims which had previous been dismissed by the court without prejudice. Importantly, the order let stand the allegation of an ongoing conspiracy between the drug manufacturers and PBMs, who allegedly profit from the spread between the discounted price they pay and the AWP for which they are reimbursed by patients and other payers. (*See* Memorandum and Order, February 24, 2004). On October 5, 2007, plaintiffs filed against all defendants a subsequent amended complaint to their June 8, 2007 amended complaint. Discovery continues in this case.

Peabody Energy Corp. v. Medco Health Solutions, Inc., et al. - Peabody filed this lawsuit suit in Missouri against Medco Health Solutions on April 2, 2003 (Case No. 03-cv-417-ERW) alleging violations of ERISA; this case was filed under seal. In December 2003, the case was transferred to the multidistrict litigation case in the Southern District of New York, in order to consolidate pretrial proceedings (see Order of MDL Transfer, December 10, 2003) (*see below*, In re Medco Health Solutions, Inc., Pharmacy Benefits Management Litigation, which was initiated on March 12, 2003).
Gruer v. Merck-Medco Managed Care, L.L.C.;Green v. Merck-Medco Managed Care, L.L.C.;,Bellow v. Merck-Medco Managed Care, L.L.C.;Janazzo v. Merck-Medco Managed

Care, L.L.C.;* and, *O'Hare v. Merck-Medco Managed Care, L.L.C.*(also referred to as *In re Medco Health Solutions, Inc., Pharmacy Benefits Management Litigation, MDL Case No. 1508) - This action was initially commenced on December 17, 1997, with the filing of the *Gruer* complaint. The *Gruer* case was soon consolidated by the court with five other cases each of which asserted substantially similar claims to those presented in the *Gruer* complaint. The complaints that comprise the action, sought class action status on behalf of all individuals who were fiduciaries, beneficiaries, or participants or in employee welfare benefit plans that provided prescription benefit coverage. Class status applied to individuals who: (1) had contracts with Medco or any subsidiaries of Merck; (2) received prescription benefit services from Medco during the Class Period; and (3) used on an "open" formulary basis Medco's Preferred Prescriptions Formulary or Medco's Rx Selections Formulary. The action asserts claims against Medco and Merck for breaches of fiduciary duty and other violations under ERISA.
The Court preliminarily approved settlement of the cases on July 31, 2003. On May 25, 2004 the court approved a $42.5 million settlement proposal offered by Medco Health Solutions to the employee welfare benefit plans. The settlement applied to those who directly or indirectly (through third party administrators, HMOs, insurance companies, Blue Cross Blue Shield entities or other intermediaries) held contracts with Medco between December 17, 1994 and May 25, 2004. This settlement was reached to conclude lawsuits which alleged that Medco violated its fiduciary duty by promoting more expensive drugs made by Merck and other manufacturers over less costly alternatives. The court did not rule on the merits of either the plaintiffs' claims or the defendants' defenses. This settlement was recently reversed by the Second Circuit.
Healthfirst, et al v. Merck-Medco, et al. - In this lawsuit filed on July 11, 2003 in the Southern District of New York (Case no. 03-CV-05164),Healthfirst, a managed care prescription drug benefit program consisting of retail and mail pharmacy services, claimed that Medco breached its contract obligations by: (1) concealing the full amounts of manufacturer rebates and discounts it received with regard to Healthfirst's plans, and failing to pass through to Healthfirst any payments to which it was due; (2) demanding additional dispensing fee payments, which were outside the scope of the contract; (3) demanding monies for alleged savings derived from the Managed Rx Coverage Program and the Managed Prior Authorization Programs, while concealing both the amounts and sources of these alleged savings.
On November 5, 2007 the parties agreed to settle for an undisclosed amount and the Court dismissed this case.

Brady Enterprises, Inc., et al. v. Medco Health Care Solutions, Inc., et al. and ***Bellvue Drug Co., et al. v. Advance PCS - In re: Pharmacy Benefit Managers Antitrust Litigation*** - These companion lawsuits were filed on August 15, 2003 in the U.S. District Court for the Eastern District of Pennsylvania by individual pharmacies, as well as the Pharmacy Freedom Fund and the National Community Pharmacists Association. (Civ Nos. 03-4730 and 03-4731, respectively). The lawsuits allege that each of the defendant PBMs have violated Section I of the Sherman Act by engaging in anticompetitive conduct which substantially affects interstate commerce. These alleged violations include: negotiating and fixing reimbursement levels and rates, restricting the level of service offered to customers, and arbitrarily limiting the ability of retail pharmacies to compete on a level playing field with the PBMs' mail order pharmacy. The

lawsuits seek class action status and allege that, acting as the common agent for plan sponsors, the two PBMs limited competition by: (1) setting reimbursement rates for pharmacies far below the rates that would apply in a competitive market; (2) fixing and artificially depressing the prices to be paid to pharmacies for generic drugs; (3) prohibiting retail pharmacies from providing more than a 30-day supply of drugs while the PBMs' own mail order pharmacies routinely provide a 90-day supply; (4) requiring retail pharmacies to charge an effectively higher co-pay than the co-pay that the PBMs' own mail order pharmacies charge; and, (5) imposing one-sided contracts and added costs and inefficiencies on retail pharmacies.
The lawsuit against Advance PCS asserts two antitrust violations: (1) horizontal price-fixing conspiracy/agreement among buyers of prescription drugs; and, (2) abusive business conduct by the defendant to harm retail pharmacies. In March 2004, the court denied Advance PCS' motion to dismiss (*see* Memorandum and Order, March 3, 2004). In June 2004, the defendant filed a motion seeking to compel arbitration of the claims and dismissing the court action. (*see* Motion to Compel Arbitration, June 21, 2004). In August 2004, this motion was granted and the lawsuit was stayed pending the outcome of arbitration (*see* Memorandum and Order, August 23, 2004). Plaintiffs filed a motion for reconsideration, or in the alternative, for certification for interlocutory appeal (*see* Motion for Reconsideration, September 7, 2004), which was denied on June 17, 2005. Judge Eduardo C. Robreno ordered on Sept. 20, 2005 this case be placed in the suspense. On August 25, 2006 this case was transferred and renamed *In re: Pharmacy Benefit Managers Antitrust Litigation* (06-md-01782) and assigned to Judge John P. Fullam for coordinated or consolidated pretrial proceedings.
The lawsuit against Medco asserts the same antitrust violations as in the Advance PCS case and names Merck as a co-defendant on the grounds that Medco is merely the "alter ego" for Merck in promoting its brand name drugs. On November 17, 2003, defendants filed a motion to dismiss for failure to state a claim. In August 2004, the judge issued an order denying this motion to dismiss (citing to and supporting the judge's March 2004 ruling in the Advance PCS case); concluding that the Pharmacy Freedom Fund and the National Community Pharmacists Association do have standing to seek declaratory and injunctive relief; and, that plaintiffs' assertions of Merck's control over Medco were sufficient to withstand dismissal. (*See* Memorandum and Order, August 2, 2004). As such, a scheduling order was issued in September 2004 setting forth the discovery schedule extending well into 2005 (*see* Scheduling Order, September 30, 2004). On August 25, 2006 this case was transferred and renamed *In re: Pharmacy Benefit Managers Antitrust Litigation* (06-md-01782) and assigned to Judge John P. Fullam for coordinated or consolidated pretrial proceedings.
On December 18, 2006 Judge Fullam vacated the August 2004 order granting defendant's motion to compel arbitration as well as a stay of the proceedings (*See* Memorandum and Order, Dec. 18, 2004). Caremark F/K/A Advance PCS appealed this decision to the 3rd Circuit (07-1151) on January 24, 2007. On September 24, 2009, the 3rd Circuit vacated the prior instant judge's order and remanded with directions to reinstate the previous judge's order compelling arbitration. *In Re: Pharmacy Benefit Managers Antitrust Litigation* 582 F.3d 432 (2009).

North Jackson Pharmacy, Inc., et al. v. Medco Health Solutions, Inc., et al. - On October 1, 2003, three related lawsuits were filed in the U.S. District Court for the Northern District of

Alabama against Advance PCS and Caremark (Case No. CV-03-2695), Express Scripts (Case No. CV-03-2696-NE, and designated as the lead case), and Medco Health Solutions, Inc. (Case No. CV-03-2697). In these actions, *North Jackson Pharmacy* plaintiffs allege that the PBM defendants engaged in price fixing and other unlawful concerted actions to restrain trade in the dispensing and sale of prescription drugs. The complaint alleges that the defendants actions have harmed participants in programs or plans who have purchased their medications from retail pharmacies. *North Jackson Pharmacy* plaintiffs allege that the defendants engaged in various forms of anticompetitive conduct citing violations of the Sherman Act, including: (1) setting pharmacy reimbursement rates at unreasonably low levels; (2) imposing vertical maximum prices restrictions for how much pharmacies can charge PBMs and how much the PBMs may reimburse the retail pharmacies; and (3) operating illegal tying arrangements through horizontal price-fixing.

On October 13, 2004, the court in the Express Scripts (Case No. CV-03-2696-NE, and designated as the lead case), and Medco Health Solutions, Inc (Case No. CV-03-2697) cases denied defendants' motion to dismiss the second amended complaint. (*see* Opinion Regarding Motion to Dismiss Second Amended Complaint, October 13, 2004). The defendants alleged that the *North Jackson Pharmacy* plaintiffs' allegations failed to convincingly explain how consumers or the marketplace were injured as a result of the defendants' alleged anticompetitive behavior. The court, however, ruled that the complaint provided the PBMs and drug manufacturers with fair notice as to the nature and basis of the claims set forth against them. Following a subsequent discovery period, these cases were transferred to the US Dist. Court for the Eastern District of Pennsylvania on September 15, 2006 with Judge John P. Fullam presiding (2:06CV04114 and 2:06CV04115 respectively). Additionally they have been joined to the *In re: Pharmacy Benefit Managers Antitrust Litigation* multidistrict litigation (06-md-01782) in the Eastern District of Pennsylvania.

On August 3, 2004, the *North Jackson Pharmacy, Inc, v. Caremark Rx, Inc.* case (Case No. CV-03-2695) was transferred to the U.S. District Court for the Northern District of Illinois. (Case No. 04-c-5674). In November 2004, citing to the Alabama court's October 13 denial of defendants' motion to dismiss in the related actions, the Illinois court also denied Caremark's motion to dismiss (*see* Memorandum Order, November 2, 2004). Accordingly, that court proceeded and on November 19, 2004 heard arguments on class certification. On March 22, 2006, this case was transferred to another Judge within the same court, Judge Samuel Der-Yeghiayan who consequently dismissed the case without prejudice on March 24, 2006 allowing plaintiff to file a motion to reopen the case within 10 days. Case was reopened on April 12, 2006, but was transferred to the US Dist. Court for the Eastern District of Pennsylvania on September 16, 2006 with Judge John P. Fullam presiding (2:06CV04305). Additionally this case have been joined to the *In re: Pharmacy Benefit Managers Antitrust Litigation* multidistrict litigation (06-md-01782) in the Eastern District of Pennsylvania.

American Medical Security Holdings Inc. v. Medco Health Solutions, Inc. – This lawsuit was filed on May 14, 2003 in the U.S. District Court for the Eastern District of Wisconsin (Case No. 03-cv-431-WCG) by American Medical Security Holdings Inc., a former customer of Medco based in Green Bay. The suit alleged breach of contract involving discounted pricing and prescription dispensing fees. This case settled on March 24, 2004 with Medco agreeing to pay American Medical Security Holdings $5.85 million.

***Mulder v. PCS Health Systems, Inc.* (Case no. 98-cv-1003)** – On July 17, 2003, in the US District Court for the District of New Jersey, plan participants on behalf of all PCS beneficiaries filed a class action complaint against PCS for alleged breaches of ERISA fiduciary duty. Plaintiff was a participant in an employee sponsored plan with coverage through Oxford Health Plans, which contracted with PCS to provide PBM services. The complaint was filed after plaintiff received notice from PCS that it was switching his cholesterol lowering drug, Mevacor, to a more expensive prescription, Pravachol. Plaintiff believed that PCS switched the drug to increase its profits through rebates and kickbacks that the PBM receives through the manufacturers. The complaint alleged that PCS contracts with the benefit plan secured illegal windfall profits for PCS; that PCS programs influenced pharmacists and physicians to switch drugs; and that the formulary used by PCS violated fiduciary duty to serve the best interests of the plan and participants.

On July 29, 2005 PCS moved for summary judgment. They argued that the undisputed facts demonstrate that the alleged activities were outside the scope of ERISA's regulatory framework. PCS further argued that they had no decision-making authority in exercising the challenged activities as required by ERISA. The District Court judge agreed with PCS that their activities were outside the regulatory scope of ERISA, and granted summary judgment to PCS, dismissing the case on April 18, 2006. (*See* Opinion, docket document no. 76).

***Moeckel v. Caremark, Inc.* (Case no. 3:04-cv-0633)** – This ERISA action was commenced against Caremark Rx, Inc. and Caremark in July 19, 2004 in the US District Court for the Middle District of Tennessee. Moeckel, an employee of the John Morrell Company, brought suit against its prescription drug benefits administrator for alleged breach of fiduciary duties under the ERISA Act. Plaintiff claimed that by providing PBM services to John Morrell Co., Caremark became a fiduciary under ERISA. Specifically, the complaint alleged that Caremark created and retained a pricing spread between the discounted price it paid to retail pharmacies and manufacturers and the price at which Caremark agreed to be reimbursed by the plans.

September 10, 2004, defendants filed a motion to dismiss for lack of standing and failure to state a claim upon which relief can be granted; or in the alternative, transfer venue to the Northern District of Alabama. On August 29, 2005, the court granted the motion to dismiss with respect to Caremark Rx, Inc., but denied the rest of the motion and denied a transfer of venue. Discovery commenced hereafter.

On May 7, 2007, both plaintiff and defendant filed cross-motions for partial summary judgment on the issue of Caremark's fiduciary status under ERISA. Plaintiff argued that Caremark acted in a fiduciary manner with respect to the following five acts of ERISA plan management: 1)

Caremark set the price the plan paid for generic prescriptions; 2) Caremark solely selected the AWP source Caremark used to set plan prescription prices; 3) Caremark solely decided whether a drug would be adjudicated and priced as a brand-named or generic prescription; 4) Caremark solely decided when it would dispense a brand-named drug as a generic prescription at its mail order facilities, and 5) Caremark solely managed the plan's prescription drug benefit formulary and decided which member drugs to switch to formulary-preferred prescriptions. Caremark responded by stating that the activities identified by the plaintiff relate to the basic administration of Caremark's own business, which is a non fiduciary one. On November 13, 2007, Judge Trauger sided with defendant Caremark, granting its motion for partial summary Judgment. Trauger ruled that Caremark did not exercise discretionary authority or control over the management of the John Morrell Co. plan, that Caremark's activities related to the basic administration of Caremark's own duties, which is non-fiduciary in nature, and therefore that Caremark's activities relating to the plan administration were outside the scope of ERISA's regulatory framework.

Bickley v. Caremark Rx, Inc. **(Case No. 02-cv-2197)** – in 2002, Roland Bickley filed suit on behalf of a self-funded group health plan in the U.S. District Court for the Northern District of Alabama Southern District. Bickley alleged via the complaint that Caremark is an ERISA governed fiduciary who violated its fiduciary duties to the health plan. The complaint stated that Caremark unjustly enriched itself by failing to disclose discounts and rebates received from drug manufacturers; through a price differential spread created by a pharmacy-level discount; and via a price spread in the dispensing fee paid by the health plan to retail pharmacies.

On October 4, 2002, shortly after the filing of the complaint, Caremark filed a motion to dismiss denying that it is an ERISA governed fiduciary, and arguing the plaintiff lacked standing because of a failure to exhaust his administrative remedies. On December 30, 2004, the Court granted defendant's motion to dismiss finding that Caremark was not a fiduciary. The Court noted that the health plan's contract with Caremark explicitly allowed Caremark to receive rebates from drug manufactures holding that "advantageous contracts" do not convert a party into an ERISA fiduciary. The Court held that Bickley lacked standing to bring suit under ERISA Act because it found Caremark was not an ERISA fiduciary to the plan.

Bickley appealed this ruling to the 11th Circuit Court of Appeals (Case No. 05-10973). On June 27, 2006, the 11th Circuit issued an opinion affirming the District courts motion to dismiss. Bickley argued to the court that he should not have been required to exhaust all administrative remedies because there were no administrative remedies available to him in his claim of breach of fiduciary duty. The court disagreed with this argument. It stated that every plaintiff in an ERISA case is required to exhaust all administrative remedies before filing suit, however the district court has the discretion to waive this exhaustion if deemed appropriate. And the District Court did not abuse its discretion in this case when it ruled that all administrative remedies should have been exhausted before brining suit.

III. State Court Lawsuits

Multistate Actions

State Attorneys General v. Express Scripts – On May 27, 2008, State Attorneys General in 28 states and the District of Columbia settled consumer protections claims against Express Scripts for $9.3 million plus up to $200,000 reimbursement to affected patients.

The settlement, in the form of an Assurance of Voluntary Compliance, claims that Express Scripts engaged in deceptive business practices by illegally encouraging doctors to switch their patients to different brand name drugs for the purpose of saving the patients and their health plans money despite the fact that these switches did not necessarily result in any savings for the patients or the plans, but actually resulted in higher spreads and bigger rebates for Express Scripts.

The settlement prohibits Express Scripts from soliciting drug switches when the net drug cost of the proposed drug exceeds the net cost of the originally prescribed drug, the cost to the patient will be greater, the original drug has a generic equivalent and the proposed drug does not, the original drug's patent is set to expire within six months, or the patient was switched from a similar drug within the last two years. The settlement also requires Express Scripts to:

- inform patients and prescribers what effect a drugswitch will have on the patient's copayment;
- inform prescribers of Express Scripts' financial incentives for drug switches;
- inform prescribers of material differences in side effects or efficacy between prescribed drugs and proposed drugs;
- reimburse patients for out-of-pocket expenses for drug-switch related health care costs and notify patients and prescribers that such reimbursement is available;
- obtain express, verifiable authorization from the prescriber for all drug switches;
- inform patients that they may decline a drug switch and the conditions for receiving the originally prescribed drug;
- monitor the effects of drug switching on the health of patients;
- adopt a certain code of ethics and professional standards;
- refrain from making any claims of savings for a drug switch to patients or prescribers unless Express Scripts can substantiate the claim; and
- inform prescribers that visits by Express Scripts' clinical consultants and promotional materials sent to prescribers are funded by pharmaceutical manufacturers, if that is the case.

States participating in the settlement are: Arizona, Arkansas, California, Connecticut, Delaware, District of Columbia, Florida, Illinois, Iowa, Louisiana, Maine, Maryland, Massachussetts, Michigan, Mississippi, Missouri, Montana, Nevada, New Mexico, North Carolina, Ohio, Oregon, Pennsylvania, South Carolina, South Dakota, Tennessee, Texas, Vermont, Virginia, and Washington.

California

In re Pharmacy Benefits Managers Cases **(Case No. JCCP4307)** – On March 17, 2003, the Prescription Access Litigation Project (PAL) and the American Federation of State, County, and Municipal Employees (AFSCME), AFL-CIO, filed suit against the nation's four largest PBMs for inflating prescription drug prices: Advance PCS, Express Scripts, Medco Health Solutions, and Caremark Rx.

The lawsuit, filed in California, charges that through a pattern of illegal, secret dealings with drug companies the PBMs force health plans and health care consumers to pay inflated prescription

drug prices. The lawsuit also alleges that the four drug benefit managers have reaped billions of dollars in illegal profits by steering health insurers and health care consumers into reliance on more costly drugs. It also contends that the four PBMs have negotiated rebates from drug manufacturers and discounts from retail pharmacies but haven't passed those savings on to health plans and consumers; instead they've used those savings to illegally increase their own profits. This case is currently pending in the California Superior Court of Los Angeles County.
Alameda Drug Co., Inc, et al.. v. Medco Health Solutions, Inc., et al. - On January 20, 2004 this lawsuit was filed in the Superior Court of California (San Francisco) (Case No. CGC-04-428109) seeking class action status for California retail pharmacies and pharmacists. The complaint alleges violation of California's Cartwright Act (Section 16720, *et seq.*, of the California Business & Professions Code) by fixing, raising, stabilizing and maintaining prices of prescription drugs manufactured by Merck and others at supra-competitive levels. The complaint also alleges violations of the California Unfair Competition Law by the defendants' unfair, unlawful and/or fraudulent business acts, omissions misrepresentations, practices and non-disclosures. The complaint relies upon information from the U.S. government's *qui tam* case in the Eastern District of Pennsylvania and alleges that Medco has unfairly increased its market share, increased its market power and restricted price competition at the expense of the plaintiffs and to the detriment of consumers. The complaint alleges that since the expiration of a 1995 consent injunction entered by the U.S. District Court for the Northern District of California, the defendants have failed to maintain an Open Formulary (as defined in the consent injunction). Furthermore, the complaint alleges that Merck has fixed and raised the prices of its drugs and those of other manufacturers' who do business with Medco above competitive levels, while at the same time reducing the amount of reimbursement to the plaintiffs for dispensing these drugs under Medco Health Plans.
This case is currently pending, and scheduled to continue in court on February 20, 2008.

Florida ***Fowler, Florida ex rel. v. Caremark Rx Inc.*** – This whistleblower case was filed in January 2003, in Leon County Circuit Court by two pharmacists, Michael and Peppi Fowler who worked at Caremark's mail-order center in Fort Lauderdale. The case was filed under Florida's False Claims Act alleging that Caremark engaged in six fraudulent schemes: (1) failing to provide a credit for returned prescription drugs; (2) changing prescriptions without proper approval; (3) misrepresenting the savings obtained from its recommendations; (4) failing to substitute a generic version of "Prilosec;" (5) failing to credit for prescriptions lost in the mail; and (6) manipulating the mandatory times for filing prescriptions. The state of Florida declined to become involved in the case initially but then sought to intervene. However, on July 27, 2004, the judge ruled that the Florida's Attorney General Office had not provided sufficient legal reasoning to justify its intervention more than a year after it had declined to become involved. Three amended complaints were filed in this case, but the court ruled in favor of Caremark on the merits. It went to the 7th Circuit on appeal (No. 06-4419). On July 27, 2007 the appeals court affirmed the lower court decision on the merits.
New Jersey
Group Hospitalization and Medical Services, d/b/a CareFirst Blue Cross Blue Shield v. Merck Medco Managed Care, L.L.P., et al. - No. 03-cv-4144 **(N.J. Super. Ct. 2003)** -- In this suit, the

plaintiff Group Hospitalization and Medical Services, d/b/a CareFirst Blue Cross Blue Shield ("CareFirst") alleges state law claims for breach of fiduciary duty, breach of contract, negligent misrepresentation and unjust enrichment, and claims arising under District of Columbia and New Jersey state statutes against Merck-Medco Managed Care, L.L.P. ("Medco"). As a common law fiduciary, Medco had a duty to manage CareFirst's prescription drug benefits solely its best interest, and to act with undivided loyalty toward CareFirst. Medco was precluded via its fiduciary status from self-dealing or profiting at CareFirst's expense. Subsequent to the expiration of its Agreements with Medco, CareFirst has alleged that Medco breached those Agreements and its fiduciary duties in at least the following ways:

1. failing to require generic substitution at mail and retail;
2. manipulating pricing at retail and mail so as to regularly and systematically bill claims at rates other than those set forth in its Agreements with CareFirst, in order to profit at CareFirst' s expense;
3. concealing the full amounts of manufacturer rebates and discounts it received with regard to CareFirst's plans, and failing to pass through to CareFirst the full amount of rebates to which it was due;
4. choosing drugs for its Preferred Prescriptions Formulary based on which drugs would garner the most rebate monies for Medco, rather than based on which drugs would be most cost-effective and efficacious for CareFirst;
5. engaging in drug switching to higher priced drugs without medical justification; and
6. failing to meet performance standards defined in its Agreements with CareFirst.

New York

New York Unions v. Express Scripts, Inc., et al. – This lawsuit was filed before the New York State Supreme Court in New York County on December 31, 2003, by the United University Professions ("UUP") and the Organization of New York State Managerial Confidential Employees ("OMCE"). The complaint alleges that Express Scripts engaged in fraudulent practices at the expense of union members. According to the suit, Express Scripts negotiated discounts and rebates with drug manufacturers and then unlawfully withheld them from union members. The suit also holds that Express Scripts distorted the Average Wholesale Price (AWP) of its drugs which artificially inflated drug prices to union members.

This suit was removed from the state court to the United States District Court for the District of Southern New York on February 6, 2004 and consolidated with another matter along the same lines, newly titles *In re Express Scripts PBM Litigation.* Express Scripts filed a motion to dismiss on May 21,2004. On April 29, 2005 a scheduled hearing for oral argument on the motion to dismiss was cancelled in consideration that the Judicial Panel on Multidistrict Litigation will transfer this action.

The New York action was transferred to the Eastern District of Missouri on July 8, 2005 (Case no. 4:05cv1081). (*See* above In re Express Scripts, Inc. Pharmacy Benefits Management Litigation).

People of the State of New York v. Express Scripts, Inc., et al. – This breach of contract lawsuit was filed on August 4, 2004 in New York State Supreme Court in Albany County. The suit was the result of a one-year investigation by Attorney General Spitzer's office in cooperation with the Department of Civil Service and the Office of State Comptroller. The investigation was sparked

by audits of Express Scripts conducted by Comptroller in 2002. Plaintiffs are seeking injunctive relief, restitution, damages, indemnification and civil penalties resulting from defendants' breaches of contract. The lawsuit alleges that Express Scripts: (1) enriched itself at the expense of the Empire Plan (New York State's largest employee health plan) and its members by inflating the cost of generic drugs; (2) diverted to itself millions of dollars in manufacturer rebates that belonged to the Empire Plan; (3) engaged in fraud and deception to induce physicians to switch a patient's prescription from one prescribed drug to another for which Express Scripts received money from the second drug's manufacturer; (4) sold and licensed data belonging to the Empire Plan to drug manufacturers, data collection services and others without the permission of the Empire Plan and in violation of the State's contract; and, (5) induced the State to enter into the contract by misrepresenting the discounts the Empire Plan was receiving for drugs purchased at retail pharmacies. The lawsuit also alleges, that in furtherance of its scheme to divert and retain manufacturer rebates that belonged to the Empire Plan, Express Scripts disguised millions of dollars in rebates as "administrative fees," "management fees," "performance fees," "professional services fees," and other names. It further alleges that the drug switches caused by Express Scripts often resulted in higher costs for plans and members.
On July 31, 2008, Cigna, who administered the Empire Plan, and Express Scripts agreed to a $27 million settlement. Under the agreement, consumers served by Express Scripts or any other PBM subcontracting with Cigna in the state of New York will receive notice when a drug switch is initiated and will be informed of their right to refuse the switch. Express Scripts must also adopt new rules to increase transparency, including disclosure of pricing methods, payments received from manufacturers, factors considered when calculating targeted discount rates, and the current discount rates for generics. Both companies agreed to cover the cost of the settlement but did not admit to any wrongdoing.

Ohio

Ohio v. Medco Health Solutions, Inc. - On December 22, 2003 the state of Ohio filed a lawsuit in Hamilton County Common Pleas Court against Medco Health Solutions. The suit held that the State Teachers Retirement System of Ohio was overcharged millions of dollars for prescription drugs. The State Teachers Retirement System sought up to $50 million from Medco, including $36 million in alleged overcharges for the dispensing fees on mail-ordered medications. Other allegations claim that Medco undercounted pills when filling prescriptions and permitted non-pharmacists to dispense and cancel patient prescriptions without the necessary oversight by a licensed pharmacist. The case also contended that Medco steered doctors, pharmacists, and patients to choose brand-name and higher-cost medications manufactured by Merck rather than selecting generic equivalents. On December 19, 2005 the Plaintiff's verdict found Medco liable for constructive fraud and awarded $7.8 million total, $6.9 million in damages plus $915,000 for the State Teachers Retirement System.

West Virginia

West Virginia v. Medco Health Solutions- ; Filed in November of 2002 in Kanawha Circuit Court, the West Virginia Attorney General alleged that Medco withheld prescription drug rebates and other savings from the State's Public Employee Insurance Agency ("PEIA"). A central complaint of the case held that Medco deliberately steered PEIA members to purchase Merck manufactured medications even though they were more expensive than therapeutically equivalent alternatives. Another allegation against Medco charged that Medco failed to pass manufacturer rebates on to the consumer. Concurrent to the suit filed by the State against Medco, Medco filed a suit against the State alleging that the State failed to pay for $2.2 million owed Medco by the State of West Virginia. In December 2003, the circuit court granted Medco's motion to dismiss several of the claims. The judge dismissed allegations of Medco's fraud, conspiracy and tortuous interference, and violations of the Consumer Protection Act. The court has permitted the West Virginia Attorney General to re-allege its claims of fraud if it can offer necessary evidence. This case was settled in July 2007 with Medco paying the State $5,500,000 and the lawsuit dismissed with prejudice.

David A. Balto
Attorney At Law
Law Offices of David Balto
1350 I Street, NW
Suite 850
Washington, DC 20005
202-577-5424
david.balto@yahoo.com
www.dcantitrustlaw.com

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
http://www.skadden.com

DIRECT DIAL
202-371-7550
DIRECT FAX
202-661-8200
EMAIL ADDRESS
MROGAN@SKADDEN.COM

Securities Exchange Act of 1934,
Rule 14a-8(e)(2)

November 22, 2010

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F St. N.E.
Washington, DC 20549

RE: AFLAC Incorporated - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

On behalf of our client, Aflac Incorporated, a Georgia corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We have enclosed the shareholder proposals (each, the "Proposal", and collectively, the "Proposals") submitted by Lawrence L. Bryan and Norman W. Davis (the "Proponents") for inclusion in the Company's proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2011 annual meeting of shareholders (the "2011 Annual Meeting"). The Proposals, if approved, would require that "employees and retirees of the company be allowed an active vote in the provision of their prescription drug benefits, with a report of the per prescription expense of a community based prescription drug benefit compared with the prescription expense of a mail order program including, but not limited to, administrative costs, rebates, etc. to be provided by the Board based on actual recent experience of the company occurring during the same time period for generic, branded, and combined total prescriptions." A copy of the Proposals are attached hereto as Exhibit A.

For the reasons set forth below, the Company intends to omit the Proposals from its Proxy Materials and respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advise the Company that it will not recommend enforcement action to the Commission if the Proposals are so omitted. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponents.

We hereby respectfully request that the Staff concur in our view that the Proposal from Mr. Davis may be excluded from the Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because Mr. Davis failed to timely provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information. In addition, we respectfully request that the Staff concur in our view that the Proposals may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposals relate to general compensation matters and the Company's ordinary business operations.

The Company expects to file its definitive Proxy Materials with the Commission on or about March 18, 2011, and the 2011 Annual Meeting is scheduled for May 2, 2011.

Discussion

I. **The Proposal from Mr. Davis May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because Mr. Davis Failed To Establish The Requisite Eligibility To Submit The Proposal And Failed To Timely Respond To The Deficiency Notice.**

Mr. Davis submitted his Proposal to the Company in a letter the Company received on October 15, 2010. See Exhibit A. The Company reviewed its stock records, which did not indicate that Mr. Davis was the record owner of any shares of Company securities.

Accordingly, the Company sought verification from Mr. Davis of his eligibility to submit his Proposal. Specifically, the Company sent via Fedex a letter on October 26, 2010, which was within 14 calendar days of the Company's receipt of the Proposal, notifying Mr. Davis of the requirements of Rule 14a-8 and how Mr. Davis could cure the procedural deficiency (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. The Deficiency Notice informed Mr. Davis that he had not complied with Rule 14a-8(b). Moreover, the Deficiency

Notice specifically explained to Mr. Davis how he could satisfy the requirements of Rule 14a-8(b), including how he could remedy the deficiency and the timeframe in which he needed to provide the requested information. The Deficiency Notice included, as an attachment, a full copy of Rule 14a-8(b).

FedEx records confirm delivery of the Deficiency Notice to Mr. Davis at 9:06 a.m. on October 28, 2010. See Exhibit C.

Mr. Davis responded in a letter dated October 29, 2010, which the Company received on November 4, 2010. Mr. Davis' response included a letter from his broker, Wells Fargo Advisors, dated October 27, 2010, stating that Mr. Davis is "currently holding 800 shares of AFLAC, and have held all shares for over one year." A copy of Mr. Davis' response letter is attached hereto as Exhibit D.

The Company may exclude Mr. Davis' Proposal under Rule 14a-8(f)(1) because Mr. Davis has failed to substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareowner] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareowner] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareowner is not the registered holder, the shareowner "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareowner may do by one of the two ways provided in Rule 14a-8(b)(2). See Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

The Staff has consistently taken the position that if a proponent does not provide documentary support sufficiently evidencing that it has satisfied the minimum ownership requirement for the one-year period specified by Rule 14a-8(b), the proposal may be excluded under Rule 14a-8(f). See, e.g., *The Home Depot, Inc.* (Feb. 5, 2007) (broker's letter verifying ownership "for the past year" was insufficient to provide proof of ownership for requisite period, where the broker's letter was dated as of a date after the date on which the proposal was submitted); *Toll Brothers, Inc.* (Jan. 10, 2006) (letter from custodian insufficient to prove ownership preceding October 21, 2005, the date of proposal submission, by stating in its letter, dated November 8, 2005, that the proponent held the stock for "for the past year"); *Nabors Industries Ltd.* (Mar. 8, 2005) (letter from a bank stating ownership for more than one year "prior to January 12, 2005" was insufficient to provide proof of ownership for the year preceding January 7, 2005, the date on which the proposal was submitted). Because the letter from Wells Fargo Advisors to Mr. Davis is dated as of October 27, 2010, the letter does not prove continuous ownership for one year *as of* the date on which the proposal was submitted (October 15, 2010). Instead, the letter from Wells Fargo Advisors merely proves continuous one year ownership as of the date of the letter (October 27, 2010).

II. The Proposals May Be Omitted Under Rule 14a-8(i)(7) As Relating To The Conduct Of The Ordinary Business Operations Of The Company.

The Company believes that the Proposals may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposals deal with matters relating to the conduct of the ordinary business operations of the Company.

The Proponents have requested that "employees and retirees of the company be allowed an active vote in the provision of their prescription drug benefits, with a report of the per prescription expense of a community based prescription drug benefit compared with the prescription expense of a mail order program including, but not limited to, administrative costs, rebates, etc. to be provided by the Board based on actual recent experience of the company occurring during the same time period for generic, branded, and combined total prescriptions." The design, maintenance, and administration of prescription drug benefits, which are a subset of the Company's health care coverage, are part of the Company's ordinary business operations relating to a company's day-to-day employee benefits administration.

The Staff has determined consistently that stockholder proposals concerning health care benefits are excludable as relating to ordinary business operations, specifically general employee benefits. See, e.g., *Target Corp.* (Feb. 27, 2007) (Staff permitted exclusion of proposal that requested a report on "the implications of rising health care expenses and how [the company] is positioning itself to address this issue without compromising the health and productivity of its workforce" as relating to employee benefits); *General Motors Corp.* (Apr. 11, 2007) (permitting the exclusion of a similar proposal under Rule 14a-8(i)(7)); *Int'l Business Machines Corp.* (Jan. 13, 2005) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting a board report on the competitive impact of rising health insurance costs, including information regarding policies that the board has adopted, or is considering, to reduce such costs); *PepsiCo, Inc.* (avail. Mar. 7, 1991) (permitting the exclusion of a stockholder proposal, noting that "decisions relating to the evaluation of employee health and welfare plans are matters involving the [c]ompany's ordinary business operations"). Because the focus of the Proposals is on the cost of a particular element of employee benefits (prescription drug benefits), the Proposals relate to the Company's ordinary business operations and may be excluded under Rule 14a-8(i)(7).

<u>Conclusion</u>

For the reasons discussed in this letter, the Company respectfully requests that the Staff concur with the Company's view that Mr. Davis' Proposal may be properly omitted from the Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1), and that the Proposals may be properly omitted from the Proxy Materials pursuant to Rule 14a-8(i)(7). Should the Staff disagree with the Company's position, or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at 202-371-7550.

Sincerely,



Michael P. Rogan

cc: Lawrence L. Bryan
Norman W. Davis
Joey M. Loudermilk

Exhibit A

Lawrence L. Bryan, *** FISMA & OMB Memorandum M-07-16 *** holder of 2016 shares of Common Stock and Norman W. Davis, *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** holder of 1787 shares of Common Stock, propose to submit the following resolution at the 2011 Annual Meeting of Stockholders:

"Whereas: Small business in the United States of America provides 80% of all jobs in this country, and since Independent Retail Pharmacies are certainly small businesses, and a vital part of their communities as medical providers, employers, as well as consumers, with valid contracts to service the prescription needs of the employees and retirees of this company, enjoying a high degree of trust and accessibility within the medical community with providers and patients as well as being consumers of this company's product. Since medication therapy is an integral part of a patient's wellbeing and since freedom to choose their pharmacy is so inherently American and since healthcare management is something so personal that each should be able to exercise their voice and have an active, not passive, role in the provision of that care. There is a symbiotic relationship within a community which strengthens the individual member as well as the group as a whole.

"RESOLVED: Shareholders request that the employees and retirees of the company be allowed an active vote in the provision of their prescription drug benefits, with a report of the per prescription expense of a community based prescription drug benefit compared with the per prescription expense of a mail order program including, but not limited to, administrative costs, rebates, etc. to be provided by the Board based on actual recent experience of the company occurring during the same time period for generic, branded, and combined total prescriptions."

Exhibit B

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

October 26, 2010

BY FEDERAL EXPRESS

Mr. Lawrence L. Bryan

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Norman W. Davis

*** FISMA & OMB Memorandum M-07-16 ***

Dear Messrs. Bryan and Davis:

We are counsel to Aflac Incorporated (the "Company") and, on behalf of the Company, I am writing in connection with your letter received on October 15, 2010 by Mr. Joey M. Loudermilk, Executive Vice President, General Counsel and Secretary of the Company. In your letter, you submitted a proposal (the "Proposal") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in the Company's proxy materials in connection with the Company's 2011 Annual Meeting of Shareholders (the "Annual Meeting"). At Mr. Loudermilk's request, this letter is being sent to you.

I am notifying you on behalf of the Company that your submission of the Proposal does not comply with Rule 14a-8(b). According to the Company's records, neither of you is a registered holder of the Company's stock. Rule 14a-8(b) requires that if you are not a registered holder, you must prove to the Company your eligibility to submit the Proposal in one of the ways set forth in such rule. Rule 14a-8(b)(2)(i) provides that one acceptable way to satisfy this requirement is "to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders;" A copy of Rule 14a-8(b) is enclosed with this letter.

In accordance with Rule 14a-8(f), I hereby request on behalf of the Company that you furnish to the Company the written statements required pursuant to Rule 14a-8(b)(2)(i) described above. Under Rule 14a-8(f), your written statement must be postmarked, or transmitted electronically, within 14 calendar days from the date you receive this letter. If you send the required information by mail, please send it to Aflac Incorporated, Corporate Secretary, 1932 Wynnton Road, Columbus, Georgia 31999. If, within the required 14 calendar day period, you do not furnish to the Company the written statements required pursuant to Rule 14a-8(b)(2)(i), we believe the Company will be entitled to omit the Proposal from its proxy materials in connection with the Annual Meeting.

Please be advised that this letter in no way waives the Company's right to take further steps to exclude the Proposal from its proxy materials for the Annual Meeting.

Very truly yours,



Michael P. Rogan

Enclosure

cc: Mr. Joey M. Loudermilk
Executive Vice President,
General Counsel and Secretary
Aflac Incorporated

B-2

Rule 14a-8(b) under the Securities Exchange Act of 1934

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

Exhibit D

Norman W. Davis

*** FISMA & OMB Memorandum M-07-16 ***

Corporate Secretary
AFLAC Incorporated.
Worldwide Headquarters
1932 Wynnton Road
Columbus, Ga. 31999

To Whom It May Concern:

Please find enclosed the requested documentation concerning ownership of at least $2000.00 of stock for at least one year prior to submission of the shareholder proposal.

I, indeed, have plans to maintain ownership of this stock at least, and beyond, the date of the 2011 annual meeting.

Sincerely,



Norman W. Davis

Wells Fargo Advisors, LLC
700 Brookstone Centre Parkway, Suite 100
Columbus, GA 31904

Tel 706-322-6751
Fax 706-322-9954
800-929-0905


WELLS
FARGO
ADVISORS

October 27, 2010

Mr. Norman W. Davis

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Davis:

This letter is in response to your request for verification of ownership of 800 shares of AFLAC (symbol AFL) held in your Brokerage account with us.
Our records show that you are currently holding 800 shares of AFLAC, and have held all shares for over one year.

Sincerely,

Janice Hutson
Branch Manager

D-2

Member FINRA/SIPC

The registered broker-dealer offering brokerage products for Synovus is Synovus Securities, Inc., member FINRA/SIPC. Not FDIC insured. No bank guarantee. May lose value. This report has been prepared from sources and data believed to be reliable but not guaranteed to or by SSI. The information provided does not supercede the information provided in the official monthly statements provided by National Financial Services LLC.

E-3

*** FISMA & OMB Memorandum M-07-16 *** (DAVIS) IRA SEP **Acct Net Worth**

AFL - AFLAC INC CUSIP: 001055102

Position Details | Gain/Loss Details | Position History

*** FISMA & OMB Memorandum M-07-16 ***

Open Lots | Closed Lots | Update Cost

As of 10/26/2010 | Help | Print This Page | Export

Position Summary

Type	Closing Quantity	Closing Market Value	Average Cost	Cost	Gain/Loss	Gain/Loss %	Cost Method
Csh	992.8930	$54,797.76	$20.22	$20,075.54	⬆ $34,722.22	⬆ 172.96%	ID Cost

Lot Summary

	Date Acquired	Closing Quantity	Closing Market Value	Cost/Share	Cost	Gain/Loss	Gain/Loss %	Cost Source	
1	04/03/2009	955.0000	$52,706.45	$21.02	$20,075.54	⬆ $32,630.91	⬆ 162.54%	NFS	Lot Detail
2	06/01/2009	7.4420	$410.72	$0.00	0.00‡	---	---	NFS	Lot Detail
3	09/01/2009	6.6340	$366.13	$0.00	0.00‡	---	---	NFS	Lot Detail
4	12/01/2009	6.0470	$333.73	$0.00	0.00‡	---	---	NFS	Lot Detail
5	03/01/2010	5.5770	$307.79	$0.00	0.00‡	---	---	NFS	Lot Detail
6	06/01/2010	6.2860	$346.92	$0.00	0.00‡	---	---	NFS	Lot Detail
7	09/01/2010	5.9070	$326.01	$0.00	0.00‡	---	---	NFS	Lot Detail

‡ Reinvestment: Note that reinvestments of dividends and capital gains are tracked as having $0.00 cost. Therefore, when you sell these shares, a profit will be recorded equal to the amount you receive in sales proceeds. This information should not be used for tax reporting purposes

NFS provides cost and associated gain/loss information to you as a courtesy service. Retirement account cost and associated gain/loss information should not be used for tax-reporting purposes. Such information is provided to help you estimate and track the change in market value of each position relative to your investments in this security (not including reinvestments) and is based on a first-in, first out (FIFO) methodology. NFS makes no warranties with respect to, and specifically disclaims any liability arising out of your use of, or any position taken in reliance upon, NFS-provided cost and associated gain/loss information.

Limitation on Cost Basis Information
National Financial's cost basis information system has a cumulative lifetime limit on how much activity it can track for each individual security position in an account. For this purpose, each buy, sell, dividend, wash sale disallowed loss, stock split, stock merger, etc, is an event. For some customers, this limit can be reached with approximately 1500 events. Cost basis information for events beyond that limit will usually show as not available or unknown. In addition, any cost basis information shown may be outdated due to events occurring after the limit is exceeded. Once the limit is reached, all cost basis information for the affected position will need to be tracked and updated by the investor. Of course, investors will continue to receive confirms and account statements reflecting current transactions in their account. If you are uncertain if your customer has reached, or is near, the lifetime limit on a particular security position in this account, contact your home office for more details.

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